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                                               Filed by Aspect Development, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

         Subject Company: Aspect Development, Inc. Commission File No: 000-20749


April 7, 2000

This filing amends certain information contained in the documents filed with the SEC pursuant to Rule 425 by Aspect Development, Inc. on: March 23, 2000; March 16, 2000; March 15, 2000; and March 14, 2000.

This filing contains additional information regarding: (a) individuals who may be deemed to be participants in the solicitation of proxies from Aspect stockholders in favor of the adoption of the merger agreement between Aspect and i2 Technologies, Inc. and (b) interests of Aspect's directors and executive officers in the merger involving Aspect and i2. Except as noted below, the remainder of the content in the previously-mentioned filings remains the same.

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Aspect will be, and certain other persons named below may be, soliciting proxies from Aspect stockholders in favor of the adoption of the merger agreement. The directors and executive officers of Aspect and the directors and executive officers of i2 may be deemed to be participants in Aspect's solicitation of proxies.

The following are the directors and executive officers of Aspect: Romesh Wadhwani (Chairman of the Board and Chief Executive Officer), Robert Evans (President and Chief Operating Officer), Steven Goldby (Non-Employee Director), Dennis Sisco (Non-Employee Director), James Althoff (Executive Vice President and Chief Technical Officer), David Dury (Senior Vice President and Chief Financial Officer), David Horne (Senior Vice President, eCSM Business Unit), Peter Ryan (President, Europe Operations), Douglas Castek (Vice President, Process and Service Business), Donald Tomkinson (Vice President, High Tech and Industrial Sales) and Dale Hopkins (Vice President and General Manager, Content Business).

The following are the directors and executive officers of i2: Sanjiv S. Sidhu (Chairman of the Board and Chief Executive Officer), Harvey B. Cash (Non-Employee Director), Thomas J. Meredith (Non-Employee Director), Sandeep R. Tungare (Director and President, Demand Management), Gregory A. Brady (President), William A. Beecher (Executive Vice President, Chief Financial Officer), Hiten D. Varia (Executive Vice President, Worldwide Operations), Reagan L. Lancaster (Executive Vice President, Worldwide Sales) and Pallab Chatterjee (Chief Operating Officer).

The directors and executive officers of Aspect have interests in the merger, some of which may differ from, or may be in addition to, those of Aspect's stockholders generally. Those interests include:

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 .  as of March 12, 2000, the directors and executive officers of Aspect, as a group, may be deemed to beneficially own approximately 23.9% of Aspect's outstanding common stock;

 .  concurrent with the signing of the merger agreement, Dr. Wadhwani and Mr.
   Evans entered into employment and noncompetition agreements with i2;

 . upon completion of the merger, Dr. Wadhwani will become a Class III director of i2;

 . certain of the directors and executive officers of Aspect may own options to purchase shares of Aspect common stock which will become vested and exercisable in connection with the merger;

 . certain of the directors and executive officers of Aspect may be covered by severance plans that may be triggered in connection with the merger; and

 . i2 has agreed to provide indemnification and director and officer liability insurance coverage to the directors and executive officers of Aspect following the merger.

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